Dreyfus Strategic Municipals, Inc.

Statement of Investments   December 31, 2004 (Unaudited)

Long-Term Municipal Investments--150.6%

	Principal Amount ($)	Value ($)
Alabama--5.7%		
Houston County Health Care Authority		
6.25%, 10/1/2030 (Insured; AMBAC)	8,000,000	9,052,400
Jefferson County, Limited Obligation School Warrant		
5.50%, 1/1/2022	4,000,000	4,316,400
Jefferson County, Sewer Revenue:		
5.25%, 2/1/2023 (Insured; FGIC) (Prerefunded 8/1/2012)	5,000,000 a	5,659,300
5%, 2/1/2041 (Insured; FGIC) (Prerefunded 8/1/2012)	11,750,000 a	13,103,482
Alaska--2.0%		
Alaska Housing Finance Corp.		
6%, 6/1/2049 (Insured; MBIA)	4,000,000	4,182,160
Anchorage, Wastewater Revenue		
5.125%, 5/1/2034 (Insured; MBIA)	6,620,000	6,878,379
Arkansas--2.7%		
Arkansas Development Finance Authority, SFMR		
(Mortgage Backed Securities Program):		
6.45%, 7/1/2031 (Guaranteed; GNMA, FNMA)	2,550,000	2,682,932
6.25%, 1/1/2032 (Guaranteed; GNMA)	3,835,000	3,979,311
Coconino County, PCR		
(Nevada Power Co. Project) 6.375%, 10/1/2036	2,500,000	2,548,550
Little Rock School District		
5.25%, 2/1/2030 (Insured; FSA)	6,000,000	6,324,480
Arizona--5.9%		
Maricopa Pollution Control Corp., PCR		
(Public Service Co.) 5.75%, 11/1/2022	6,000,000	6,162,360
Phoenix Civic Improvement Corp., Wastewater System Revenue		
5%, 7/1/2027 (Insured; MBIA)	2,995,000	3,120,311
Pima County Industrial Development Authority, Industrial		
Revenue (Tucson Electric Power Co. Project) 6%, 9/1/2029	14,080,000	14,079,718
Scottsdale Industrial Development Authority, HR		
(Scottsdale Healthcare) 5.80%, 12/1/2031	6,000,000	6,370,740
Tucson, Water System Revenue		
5%, 7/1/2021 (Insured; FGIC)	3,500,000	3,698,135

California--14.2%

California Infrastructure and Economic Development Bank, Revenue (Bay Area Toll Bridges)		
5.25%, 7/1/2017 (Insured; FSA)	12,360,000	13,681,778
State of California:		
8.307%, 12/1/2018 (Insured; FSA)	10,000,000 b,c	10,237,100
5.50%, 4/1/2028	4,000,000	4,308,720
Economic Recovery 5%, 7/1/2016	10,000,000	10,694,300
California Department of Water Resources, Power Supply Revenue:		
5.50%, 5/1/2013 (Insured; AMBAC)	11,080,000	12,653,360
5.125%, 5/1/2018 (Insured; FGIC)	6,000,000	6,511,740
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue:		
7.80%, 6/1/2042	8,100,000	8,858,808
7.90%, 6/1/2042	2,000,000	2,200,240
Los Angeles Unified School District		
5.25%, 7/1/2020 (Insured; FSA)	7,200,000	7,893,144
Oakland 5%, 1/15/2026 (Insured; MBIA)	2,760,000	2,873,905

Colorado--3.6%

Denver City and County, Special Facilities Airport Revenue (United Airlines Project)		
6.875%, 10/1/2032	6,950,000 d	5,646,875
Northwest Parkway Public Highway Authority, Revenue 7.125%, 6/15/2041	6,750,000	7,362,900
Silver Dollar Metropolitan District 7.05%, 12/1/2030	4,935,000	5,360,792
Southlands Metropolitan District Number 1 7.125%, 12/1/2034	2,000,000	1,997,360

Florida--2.7%

Florida Housing Finance Corp., Housing Revenue (Nelson Park Apartments)		
6.40%, 3/1/2040 (Insured; FSA)	12,380,000	13,112,896
Orange County Health Facility Authority, HR (Regional Healthcare Systems) 6%, 10/1/2026	2,000,000	2,114,740

Georgia-2.2%

Augusta, Water and Sewer Revenue 5.25%, 10/1/2039 (Insured; FSA)	3,000,000	3,177,990
Brooks County Development Authority, Sewer Revenue,		

Health and Housing Facilities 5.70%, 1/20/2039 (Insured; GNMA)	4,445,000	4,792,955

Milledgeville-Baldwin County Development Authority, Revenue
(Georgia College & State Foundation):

6% 9/1/2013	2,090,000	2,337,122
6%, 9/1/2033	2,000,000	2,135,520

Hawaii--.6%

Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corp. Project) 10.125%, 12/1/2010	3,200,000	3,205,344

Idaho--.6%

Power County Industrial Development Corp, SWDR (FMC Corp. Project) 6.45%, 8/1/2032	3,250,000	3,337,425

Illinois--9.2%

Chicago:

6.125%, 1/1/2028 (Insured; FGIC)	15,815,000	18,108,808
(Wastewater Transmission Revenue)		
6%, 1/1/2030 (Insured; MBIA) (Prerefunded 1/1/2010)	3,000,000 a	3,473,400

Chicago-O'Hare International Airport, Special Facility Revenue:

(American Airlines Inc. Project) 8.20%, 12/1/2024	5,000,000	4,320,300
(United Airlines Inc. Project) 6.75%, 11/1/2011	2,000,000 d	620,000

Illinois Educational Facilities Authority, Revenue
(University Of Chicago)

5.125%, 7/1/2038 (Insured; MBIA)	7,000,000	7,139,650

Illinois Health Facilities Authority, Revenue:

(Advocate Network Health Care) 6.125%, 11/15/2022	4,020,000	4,473,818
(OSF Healthcare System) 6.25%, 11/15/2029	7,730,000	8,198,283
(Swedish American Hospital) 6.875%, 11/15/2030	4,980,000	5,518,189

Indiana--2.4%

Franklin Township Independent School Building Corp., First Mortgage 6.125%, 1/15/2022 (Prerefunded 7/15/2010)	6,500,000 a	7,664,865
Indiana Housing Finance Authority, SFMR 5.95%, 1/1/2029	1,690,000	1,738,571
Petersburg, PCR (Indiana Power and Light) 6.375%, 11/1/2029	4,150,000	4,378,291

Kansas--4.9%

Kansas Development Finance Authority, Revenue:
(Board of Regents-Scientific Resource)

5%, 10/1/2021 (Insured; AMBAC)	5,290,000	5,662,998
Health Facility (Sisters of Charity) 6.25%, 12/1/2028	3,000,000	3,369,060

Wyandotte County (Kansas University School District No. 500)
    5.25%, 9/1/2015 (Insured; FSA)   6,455,000   7,301,186

Wichita, HR (Christian Health System Inc.)
    6.25%, 11/15/2024   10,000,000   11,043,300

Louisiana--.2%

Parish of Saint James, SWDR (Freeport-McMoRan Partnership
    Project) 7.70%, 10/1/2022   1,390,000   1,392,335

Maine--.6%

Maine Housing Authority, Mortgage 5.30%, 11/15/2023   3,335,000   3,503,084

Maryland--1.4%

Maryland Economic Development Corp., Student
    Housing Revenue (University of Maryland):
        6.50%, 6/1/2027   3,000,000   3,276,840
        5.75%, 10/1/2033   4,500,000   4,678,245

Massachusetts--2.4%

Massachusetts Industrial Finance Agency, Revenue
    (Ogden Haverhill Project) 5.60%, 12/1/2019   6,000,000   6,003,840

Massachusetts Health and Educational Facilities Authority,
    Revenue:
        (Civic Investments) 9%, 12/15/2015   2,000,000   2,326,640
        (Partners Healthcare System) 5.75%, 7/1/2032   5,000,000   5,449,700

Michigan--4.5%

Michigan Hospital Finance Authority, HR:
    (Ascension Health Credit)
        6.125%, 11/15/2026 (Prerefunded 11/15/2009)   5,000,000 a 5,801,950
    (Genesys Health System Obligated Group)
        8.125%, 10/1/2021 (Prerefunded 10/1/2005)   5,000,000 a 5,322,500

Michigan Strategic Fund:
    RRR (Detroit Edison Co.)
        5.25%, 12/15/2032   3,000,000   3,128,610
    SWDR (Genesee Power Station Project)
        7.50%, 1/1/2021   12,040,000   11,309,533

Minnesota--2.7%

Duluth Economic Development Authority, Health
    Care Facilities Revenue (Saint Luke's
    Hospital) 7.25%, 6/15/2032   5,000,000   5,274,000

Saint Paul Port Authority, Hotel Facility Revenue
    (Radisson Kellogg Project) 7.375%, 8/1/2029   3,000,000   3,141,810

United Hospital District of Todd, Morrison, Cass and Wadena Counties, General Obligation Health Care Facilities Revenue (Lakewood Health System) 5.125%, 12/1/2024	1,500,000	1,534,005
Winona, Health Care Facilities Revenue (Winona Health) 6%, 7/1/2026	5,000,000	5,239,600

Mississippi--3.4%

Claiborne County, PCR (System Energy Resources, Inc.) 6.20%, 2/1/2026	4,545,000	4,545,773
Mississippi Business Finance Corp., PCR (System Energy Resources Inc. Project) 5.875%, 4/1/2022	14,310,000	14,354,218

Missouri--2.5%

Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson):		
5.375%, 12/1/2027	2,000,000	2,059,640
5.50%, 12/1/2032	4,500,000	4,649,850
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center) 6.25%, 12/1/2030	6,750,000	7,215,818

Montana--.4%

Montana Board of Housing, Single Family Mortgage 6.45%, 6/1/2029	2,205,000	2,262,859

Nevada--2.5%

Washoe County (Reno-Sparks Convention Center) 6.40%, 7/1/2029 (Insured; FSA) (Prerefunded 1/1/2010)	12,000,000 a	14,005,680

New Hampshire--2.7%

New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire) 6%, 5/1/2021 (Insured; AMBAC)	7,000,000	7,720,650
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project):		
6%, 10/1/2024	1,000,000	1,088,630
5.75%, 10/1/2031	1,000,000	1,053,420
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power) 5.90%, 11/1/2016	5,000,000	5,136,200

New Jersey--7.3%

New Jersey Economic Development Authority, Cigarette Tax Revenue 5.75%, 6/15/2034	2,500,000	2,602,175

New Jersey Health Facilities Financing Authority, Revenue (Christian Health Care Center) 8.75%, 7/1/2018 (Prerefunded 7/1/2006)	13,265,000 a	14,601,581
New Jersey Transportation Trust Fund Authority, Transportation System 5.50%, 6/15/2017	9,000,000	9,977,310
New Jersey Turnpike Authority, Turnpike Revenue 5%, 1/1/2035 (Insured; AMBAC)	4,500,000	4,576,365
Tobacco Settlement Financing Corp.:		
6.75%, 6/1/2039	4,000,000	4,000,960
7%, 6/1/2041	5,000,000	5,054,900

New Mexico--1.7%

Farmington, PCR:		
(El Paso Electric Co. Project)		
6.375%, 6/1/2032	5,370,000	5,469,130
(Tucson Electric Power Co., San Juan)		
6.95%, 10/1/2020	4,000,000	4,199,960

New York--11.8%

Long Island Power Authority, New York Electric System Revenue 7.637% 12/1/2016	10,000,000 b,c	11,615,000
City of New York:		
5.75%, 8/1/2011 (Insured; MBIA)	8,465,000	9,727,216
5.75%, 8/1/2014	9,500,000	10,647,125
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.125%, 6/15/2032	5,000,000	5,138,050
Tobacco Settlement Financing Corp.:		
5.50%, 6/1/2020	16,000,000	17,598,240
5.25%, 6/1/2021 (Insured; AMBAC)	5,000,000	5,396,400
Triborough Bridge and Tunnel Authority, Revenue 5.25%, 11/15/2030	5,220,000	5,493,737

North Dakota--.3%

North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program) 6.15%, 7/1/2031	1,745,000	1,780,231

Ohio--5.8%

Cincinnati , Water System Revenue:		
5%, 12/1/2021	3,800,000	3,990,038
5%, 12/1/2023	3,000,000	3,132,810
Cuyahoga County , Revenue 6%, 1/1/2032	750,000	814,118

Mahoning County, Hospital Facilities Revenue (Forum Health Obligation Group) 6%, 11/15/2032	7,000,000	7,468,300
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating) 6.10%, 8/1/2020 (Insured; ACA)	3,000,000	3,163,140
Ohio Municipal Electric Generation Agency (Joint Venture 5) 5%, 2/15/2022 (Insured; AMBAC)	4,500,000	4,768,515
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric Illuminating) 6.10%, 8/1/2020 (Insured; ACA)	4,350,000	4,586,553
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project) 6.25%, 11/1/2013	4,400,000	4,454,296

Oklahoma--2.4%

Oklahoma Industries Authority (Health System Obligated Group) 5.75%, 8/15/2029	12,230,000	13,520,632

Oregon--3.1%

Port of Portland, International Airport Revenue (Portland International Airport) 5.50%, 7/1/2024 (Insured; AMBAC)	5,000,000	5,471,100
Tigard - Tualatin School District No. 23 5.375%, 6/15/2019 (Insured; MBIA)	3,000,000	3,328,050
Western Generation Agency, Cogeneration Project Revenue (Wauna Cogeneration Project):		
7.40%, 1/1/2016	5,750,000	5,893,980
7.125%, 1/1/2021	2,900,000	2,972,616

Pennsylvania--3.0%

Abington School District 5.125%, 10/1/2034 (Insured; FSA)	4,085,000	4,261,145
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project):		
Series 2002B 6.75%, 12/1/2036	7,000,000	7,289,030
Series 2003A 6.75%, 12/1/2036	1,000,000	1,041,290
York County Hospital Authority, Revenue (Health Center - Lutheran Social Services) 6.50%, 4/1/2022	4,250,000	4,257,182

South Carolina--3.8%

Greenville County School District , Installment Purchase Revenue

(Building Equity Sooner for Tomorrow):		
5.875%, 12/1/2016	6,000,000	6,800,580
5.50%, 12/1/2028	5,000	5,320
8.58%, 12/1/2028	7,810,000 b,c	8,810,227
Greenville Hospital System, Hospital Facilities Revenue		
5.50%, 5/1/2026 (Insured; AMBAC)	5,000,000	5,476,600

Tennessee--4.3%

Johnson City Health and Educational Facilities Board, HR:		
7.50%, 7/1/2025	5,000,000	5,982,200
7.50%, 7/1/2033	3,000,000	3,557,700
Memphis Center City Revenue Finance Corp., Tennessee Sports		
Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028	10,000,000	10,101,000
Tennessee Housing Development Agency (Homeownership		
Program) 6.40%, 7/1/2031	4,355,000	4,508,862

Texas--10.7%

Alliance Airport Authority Inc., Special Facilities Revenue		
(American Airlines Inc. Project) 7.50%, 12/1/2029	3,500,000	2,752,785
Austin Convention Enterprises Inc., Convention Center		
Hotel Revenue:		
5.75%, 1/1/2016	5,600,000	5,830,104
6.70%, 1/1/2028	4,000,000	4,283,560
5.75%, 1/1/2032	6,000,000	6,163,560
Harris County Health Facilities Development Corp., HR		
(Memorial Hermann Hospital System Project)		
6.375%, 6/1/2029	8,500,000	9,353,400
Sabine River Authority, PCR (TXU Electric Co. Project)		
6.45%, 6/1/2021	11,300,000	12,196,881
Sam Rayburn Municipal Power Agency, Power Supply		
System Revenue 5.75%, 10/1/2021	6,000,000	6,630,240
Texas Department of Housing and Community Affairs,		
Collateralized Home Mortgage Revenue 11.691%, 7/2/2024	2,000,000 b	2,015,660
Texas Turnpike Authority, Central Texas Turnpike		
System Revenue 5.75%, 8/15/2038 (Insured; AMBAC)	7,100,000	7,930,771
Tyler Health Facilities Development Corp., HR		
(East Texas Medical Center Regional Health Care		
System Project) 6.75%, 11/1/2025	3,000,000	3,007,560

Utah--.7%

Carbon County, SWDR (Sunnyside Cogeneration)		
7.10%, 8/15/2023	4,027,000	3,964,139

Vermont--.4%

Vermont Housing Finance Agency, Single Family Housing 6.40%, 11/1/2030 (Insured; FSA)	2,030,000	2,041,550

Virginia--2.1%

Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project) 6.25%, 6/15/2032	10,500,000	11,881,380

Washington--3.3%

Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020	3,000,000	3,215,880
Public Utility District No. 1 of Pend Orielle County, Electric Revenue 6.375%, 1/1/2015	3,755,000	3,897,352
Seattle, Water System Revenue 6%, 7/1/2029 (Insured; FGIC)	10,000,000	11,189,000

West Virginia--3.1%

Braxton County, SWDR (Weyerhaeuser Co. Project) 6.125%, 4/1/2026	14,000,000	14,786,800
West Virginia Water Development Authority, Water Development Revenue 6.375%, 7/1/2039	2,250,000	2,559,420

Wisconsin--5.4%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 7%, 6/1/2028	22,995,000	23,532,623
Madison, IDR (Madison Gas & Electric Co.) 5.875%, 10/1/2034	2,390,000	2,566,119
Wisconsin Health and Educational Facilities Authority, Health, Hospital and Nursing Home Revenue (Aurora Health Care Inc.) 6.40%, 4/15/2033	4,000,000	4,257,720

U. S. Related--1.4%

Guam Housing Corp., SFMR 5.75%, 9/1/2031 (Collateralized; FHLMC)	965,000	1,064,057
Puerto Rico Highway and Transportation Authority, Transportation Revenue 6%, 7/1/2039 (Prerefunded 7/1/2010)	6,000,000 a	6,939,180

TOTAL INVESTMENTS--100.0% (cost $796,025,258)	**150.6%**	**846,733,226**
CASH AND RECEIVABLES (NET)	**1.8%**	**434,355**

Preferred Stock, at Redemption Value	**-50.7%**	**(285,000,000)**
NET ASSETS	**101.7%**	**562,167,581**

Notes to Statement of Investments:
a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  These securities may be resold in transactions exempt from registration,
   normally to qualified institutional buyers. These securities have been deemed to
   be liquid by the Investment Adviser. At December 31, 2004 these securities
   amounted to $30,662,327, 5.5% of net assets.
d Non-Income producing security - interest payment in default.
e Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.